Filed by Johnson Controls, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Johnson Controls, Inc.

Commission File No.: 1-5097

Creating a Global Industrial Leader Johnson Controls and Tyco Alex Molinaroli Chairman and CEO George Oliver CEO EPG Conference May 16, 2016

NO OFFER OR SOLICITATION This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. ADDITIONAL INFORMATION AND WHERE TO FIND IT In connection with the proposed transaction between Johnson Controls, Inc. (“Johnson Controls”) and Tyco International plc (“Tyco”), Tyco has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes a preliminary joint proxy statement of Johnson Controls and Tyco that also constitutes a preliminary prospectus of Tyco (the “Joint Proxy Statement/Prospectus”). These materials are not yet final and will be amended. Johnson Controls and Tyco plan to mail to their respective shareholders the definitive Joint Proxy Statement/Prospectus in connection with the transaction after the registration statement has become effective. INVESTORS AND SECURITY HOLDERS OF JOHNSON CONTROLS AND TYCO ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT JOHNSON CONTROLS, TYCO, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Johnson Controls and Tyco through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC by Johnson Controls by contacting Johnson Controls Shareholder Services at Shareholder.Services@jci.com or by calling (800) 524-6220 and will be able to obtain free copies of the documents filed with the SEC by Tyco by contacting Tyco Investor Relations at Investorrelations@Tyco.com or by calling (609) 720-4333. Legal Disclosures

Legal Disclosures/Forward Looking Statements PARTICIPANTS IN THE SOLICITATION Johnson Controls, Tyco and certain of their respective directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Johnson Controls and Tyco in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Joint Proxy Statement/Prospectus. Information regarding Johnson Controls’ directors and executive officers is contained in Johnson Controls’ proxy statement for its 2016 annual meeting of shareholders, which was filed with the SEC on December 14, 2015. Information regarding Tyco’s directors and executive officers is contained in Tyco’s proxy statement for its 2016 annual meeting of shareholders, which was filed with the SEC on January 15, 2016. Johnson Controls Cautionary Statement Regarding Forward-Looking Statements There may be statements in this communication that are, or could be, “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and, therefore, subject to risks and uncertainties, including, but not limited to, statements regarding Johnson Controls’ or the combined company’s future financial position, sales, costs, earnings, cash flows, other measures of results of operations, capital expenditures or debt levels are forward-looking statements. Words such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “should,” “forecast,” “project” or “plan” or terms of similar meaning are also generally intended to identify forward-looking statements. Johnson Controls cautions that these statements are subject to numerous important risks, uncertainties, assumptions and other factors, some of which are beyond Johnson Controls’ control, that could cause Johnson Controls or the combined company’s actual results to differ materially from those expressed or implied by such forward-looking statements, including, among others, risks related to: Johnson Controls’ and/or Tyco’s ability to obtain necessary regulatory approvals and shareholder approvals or to satisfy any of the other conditions to the transaction on a timely basis or at all, any delay or inability of the combined company to realize the expected benefits and synergies of the transaction, changes in tax laws, regulations, rates, policies or interpretations, the loss of key senior management, anticipated tax treatment of the combined company, the value of the Tyco shares to be issued in the transaction, significant transaction costs and/or unknown liabilities, potential litigation relating to the proposed transaction, the

Forward Looking Statements/Required Disclosures Johnson Controls Cautionary Statement Regarding Forward-Looking Statements (cont.) risk that disruptions from the proposed transaction will harm Johnson Controls’ business, competitive responses to the proposed transaction and general economic and business conditions that affect the combined company following the transaction. A detailed discussion of risks related to Johnson Controls’ business is included in the section entitled “Risk Factors” in Johnson Controls’ Annual Report on Form 10-K for the fiscal year ended September 30, 2015 filed with the SEC on November 18, 2015 and Johnson Controls’ quarterly reports on Form 10-Q filed with the SEC after such date, which are available at www.sec.gov and www.johnsoncontrols.com under the “Investors” tab. Any forward-looking statements in this communication are only made as of the date of this communication, unless otherwise specified, and, except as required by law, Johnson Controls assumes no obligation, and disclaims any obligation, to update such statements to reflect events or circumstances occurring after the date of this communication. Tyco Cautionary Statement Regarding Forward-Looking Statements This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, Tyco’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “plan,” “predict,” “project,” “forecast,” “guidance,” “goal,” “objective,” “prospects,” “possible” or “potential,” by future conditional verbs such as “assume,” “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements. Actual results may differ materially from current projections. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction. Many factors could cause actual results to differ materially from these forward-looking statements, including, in addition to factors previously disclosed in Tyco’s reports filed with the SEC, which are available at www.sec.gov and www.Tyco.com under the “Investor Relations” tab, and those identified elsewhere in this communication, risks relating to the completion of the proposed transaction on anticipated terms and timing, including obtaining shareholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures,

Required Disclosures Tyco Cautionary Statement Regarding Forward-Looking Statements (cont.) revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the new combined company’s operations, the ability of Tyco and Johnson Controls to integrate their businesses successfully and to achieve anticipated synergies, changes in tax laws or interpretations, access to available financing, potential litigation relating to the proposed transaction, and the risk that disruptions from the proposed transaction will harm Tyco’s business. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results. Statement Required by the Irish Takeover Rules The directors of Johnson Controls accept responsibility for the information contained in this communication other than that relating to Tyco and the Tyco group of companies and the directors of Tyco and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Johnson Controls (who have taken all reasonable care to ensure that such is the case), the information contained in this communication for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information. The directors of Tyco accept responsibility for the information contained in this communication relating to Tyco and the directors of Tyco and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Tyco (who have taken all reasonable care to ensure such is the case), the information contained in this communication for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information. Centerview Partners LLC is a broker dealer registered with the United States Securities and Exchange Commission and is acting as financial advisor to Johnson Controls and no one else in connection with the proposed transaction. In connection with the proposed transaction, Centerview Partners LLC, its affiliates and related entities and its and their respective partners, directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to anyone other than Johnson Controls for providing the protections afforded to their clients or for giving advice in connection with the proposed transaction or any other matter referred to in this announcement.

Required Disclosures Barclays Capital Inc. is a broker dealer registered with the United States Securities and Exchange Commission and is acting as financial advisor to Johnson Controls and no one else in connection with the proposed transaction. In connection with the proposed transaction, Barclays Capital Inc., its affiliates and related entities and its and their respective partners, directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to anyone other than Johnson Controls for providing the protections afforded to their clients or for giving advice in connection with the proposed transaction or any other matter referred to in this announcement. Lazard Freres & Co. LLC, which is a registered broker dealer with the SEC, is acting for Tyco and no one else in connection with the proposed transaction and will not be responsible to anyone other than Tyco for providing the protections afforded to clients of Lazard Freres & Co. LLC, or for giving advice in connection with the proposed transaction or any matter referred to herein. NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION. This communication is not intended to be and is not a prospectus for the purposes of Part 23 of the Companies Act 2014 of Ireland (the “2014 Act”), Prospectus (Directive 2003/71/EC) Regulations 2005 (S.I. No. 324 of 2005) of Ireland (as amended from time to time) or the Prospectus Rules issued by the Central Bank of Ireland pursuant to section 1363 of the 2014 Act, and the Central Bank of Ireland (“CBI”) has not approved this communication.

Mega Trends Inform Our Strategies And Investments Buildings & Urban Environments Asia as global growth engine China demand in urban clusters and districts Increase in value of lifecycle cost Convergence driving demand shift to smart building solutions Evolving business models Energy Storage & Distribution Asia as global growth engine Renewables driving significant growth in stationary Regulation driving technology shift in automotive Evolving business models Energy Urbanization Demographics Technology

Strategic Growth Platforms



NA Branch Network
Building Water Applications
Airside
Commercial HVAC Controls
Non-HVAC Building Equipment & Controls
Industrial Equipment & Automation Controls
HVAC components
Residential Equipment and Controls
Light Commercial Equipment
Buildings Core
Distributed Energy
Energy Core
Lead-Acid Automotive, Heavy Duty and Motorcycle
Li-ion Motive
Li-ion Stationary
Other Energy Storage Devices
Battery Components
Power Room Components
Power Generation Storage
Lead-Acid Industrial
Predictive analytics
Chiller plant optimization software
Water filtration & quality
Flow meters
Pipes
Cooling towers
Fan Coils
Chillers (China, EU)
Insulation materials
Ducts
Fans
Blowers
Custom air handlers (NA,China)
VaV
ADTi
AHUs
LT and ST Chillers
Smart thermostat
BMS UX
Security Firmware
Smart actuators
Wireless Sensors
Smart valves
Building analytics
Data loggers
Complex (EU)
Mid-market (APAC)
Complex Controls
Actuators Sensors
Fire & Safety
Security - Access
Fire detect. & Suppression
Lighting Controls
Comfort Control
Air quality
Grid
Security VMS
Renewable power installation
Renewable power integration
Remote monitoring
Unit vents
Heat Pump
Rooftop Units
VRF (Hitachi)
PTAC
Commercial splits
Retail refrigeration
LC&R (NA)
WSHP
UPG Res Ducted
Ductless Mini-splits (China, APAC)
Boilers
Air purifiers
Furnace
Window units
Home security
Resi Solar panels & inverters
A/V controls
Smart lights
Smart locks
Industrial refrigeration
HX
VS Compressor
Cold chain equip
Large LVDs
Process controls
Discrete Manuf. controls
MES
Historian
Plant Integration
Plant and Network security
Fixed speed Compressors
Pumps
Motors
LV/VF Drives
Component Diagnostics
Battery diagnostic & prognostics
Controls
Inverters
AGM
China Vehicle batteries
SEA Vehicle batteries
Flat pack
PMS
BMS
Telecom UPS
Remote Monitor
DataCenter UPS
VRLA – TTPL
Vehicle battery
12V 48v
Cells
DMS
Forklift Application
Install
Integration
Sensors
Control circuit
MARC
Racks and Modules
PPA
App. Design
Multi-port inverters
Solar inverters
Solar racking
Solar panels
Power Controls
Ultra-capacitors
Metal Air
Flow Batteries
Separators
Financing (PPA)
Remote Monitoring
Dynamic UPS
Auto Transfer switch
Switch gear
Static UPS
UPS Distribution Gear
Electrolytes
Cathode materials
Anode materials

$450B+ Market By 2025

Source: Management estimates based upon IHS, BSRIA, and McKinsey analysis

8

Energy $200B+ market by 2025 Mega trends of urbanization, energy, and technology convergence shaping demand for alternative energy, energy storage and smart grids Vehicle battery Auto Transfer switch Switch gear Dynamic UPS Static UPS UPS Distribution Gear Remote Monitoring Metal Air Anode materials Separators Control circuit Sensors Ultra-capacitors Flow Batteries Racks and Modules Power Controls Solar inverters Solar racking DMS Financing (PPA) Remote Monitoring App. Design VRLA –TTPL SEA Vehicle batteries Telecom UPS DataCenter UPS Forklift Application Multi-port inverters AGM Install Integration MARC BMS DMS PMS PPA Controls Solar panels Controls Flat pack Remote Monitor 12V 48v China Vehicle batteries BMS Battery diagnostic & prognostics Cells Battery diagnostic & prognostics Cathode materials Electrolytes Inverters Distributed Energy Johnson Controls Distributed Energy Storage Source: Management estimates based upon IHS, BSRIA, and McKinsey analysis

Buildings $250B+ market by 2020 Mega trends of demographics, urbanization, sustainability, and technology convergence shaping demand for smart buildings Fixed speed Compressors HX Motors LV/VF Drives Lighting Controls Comfort Control Air quality Complex Controls Complex (EU) Mid-market (APAC) Process controls Historian MES Plant Integration UPG Res Ducted VRF (Hitachi) Rooftop Units Heat Pump Pumps Industrial refrigeration Grid BMS UX Cold chain equip Renewable power integration Unit vents PTAC Commercial splits Smart thermostat Boilers Air purifiers Ductless Mini-splits (China, APAC) Resi Solar panels & inverters Smart lights Window units A/V controls LT and ST Chillers Fan Coils Chillers (China, EU) Cooling towers Chiller plant optimization software Pipes AHUs ADTi Fans VaV Insulation materials Custom air handlers (NA,China) Blowers Ducts Retail refrigeration Predictive analytics Water filtration & quality LC&R (NA) WSHP Discrete Manuf. controls Furnace Flow meters Data loggers Smart actuators Smart valves Wireless Sensors Actuators Sensors VS Compressor Renewable power installation Large LVDs Component Diagnostics Fire & Safety Security - Access Security VMS Fire detect. & Suppression Security Firmware Home security Smart locks Remote monitoring Building analytics Plant and Network security Distributed Energy NA Branch Network Johnson Controls York ADTi Hitachi Tyco Distributed Energy Storage Source: Management estimates based upon IHS, BSRIA, and McKinsey analysis

Combination Creates Ability To Deliver Total Infrastructure Solutions With Further Advantage As Technology Converges Building Automation Systems Command & Control Systems Lighting Control Systems Fire Detection & Alarm Systems HVAC Controls Automated Fire Suppression Systems Integrated Security & Access Control Systems Power Management & Assurance

Across Key Vertical Markets With Expertise To Understand The Unique Challenges, Regulations And Compliance Issues For Each Education Industrial Retail Healthcare Government Commercial Transportation Energy

Creating A Global Industrial Leader ~$30B Tyco: ~$10B Fire & Security Integrated Solutions & Services Fire, Security & Life Safety Products Johnson Controls: ~$20B Building Controls, HVAC Solutions & Services Energy Storage *Excludes automotive-seating business spin “Adient”

Uniquely Positioned To Provide Most Comprehensive Portfolio Of Building And Energy Solutions World’s leading provider of Buildings and Energy Storage technologies, solutions and services with 2016 pro-forma revenue of ~$30B* Industry leading brands and technologies with deep innovation pipelines Significant scale advantage - global footprint and distinctive technical expertise across businesses Compelling value creation for shareholders through productivity initiatives, synergies and significant growth opportunities Committed to maintaining strong investment-grade credit metrics with increased financial flexibility Investment Highlights *Excludes automotive-seating business spin “Adient”

Executing Against Our Day 1 Plan* April May July / August Oct 1st Announced Transaction Tyco S-4 initial filing with SEC Adient Form 10 Filing with SEC JCI & Tyco Shareholder Meetings to Vote on Merger January ...Integration Work Underway Adient Spin On Track Leveraging “Best Of Both” To Be “Day 1” Ready JCI/Tyco Day 1 Legal Merger Adient’s Legal Day 1 as an Independent Company Oct 31st *Reflects anticipated timeline

Combined Company Has A Stronger Financial Profile…

Income Statement

- ~$30B of Revenue
- ~$4.5B of EBITDA

(before synergies)

Balance Sheet

- 2x – 2.5x Net Debt / EBITDA
- ~$10.5B of Net Debt*

Other

- ~940M shares outstanding**
- ~17% tax rate
- Strong FCF Conversion

Disciplined Capital Allocation



1. Organic Growth Investments



2. Competitive Dividend



3. Strategic M&A



4. Share Repurchases

…Which Provides Increased Financial Flexibility

*Assumes a ~$3B cash dividend from Adient and $4.0B transaction debt
**See appendix for reconciliation

Johnson Controls tyco
16

Type Cycle End Market Geography Balanced Revenue Mix Provides Strong Base For Growth And Durability Through The Cycle *Excludes automotive-seating business spin “Adient” NOTE: Pie chart %’s based on FY15 actuals, proforma to include Hitachi Commercial HVAC 23% ~$30B* Proforma Revenue Product 35% Install 24% Service 27% After - market 14% Building Autom. & Control 11% Resi . HVAC/ Indust'l Refrig 11% Consumer/ Auto Aftermarket 22% Fire & Security 33% North America 50% EMEA 23% Latin America 5% China 6% Asia Pac (ex - China) 16% Non - Cyclical / Recurring 41% Early Cycle 9% Mid - to - Later Cycle 50%

Nascent market but well-positioned with technologies and expertise to lead Approach is becoming increasingly common in large, complex and enterprise markets Have the products and commercial capabilities in place today Early Thoughts On Revenue Synergies 1 2 3 Immediate, tangible benefits of cross-selling and strategic account management Near Term Year 1 Medium Term Years 2-4 Longer Term Years 4+ Field integration - Integrated capabilities expand opportunities for integrated solutions and value-added services Advanced technology integration - new technologies supportive of IoT and value creating applications Enabled By JCI / TYC Direct Channels

Johnson Controls Has Proven Ability To Grow Through Portfolio Selling General Contractor Facility Director Security Director Building Owner Technology packages, including integrated Building Automation, Security & Fire systems Controls, Security, Fire, HVAC maintenance, repair & retrofit Energy management, Energy Storage + Operations & Maintenance for critical building systems Customer: Plan & Design Build Operate & Maintain Retrofit & Replace CONSTRUCTION EVENT BUILDING LIFECYCLE Provided low-voltage technology package for hospital, including controls, security, fire, nurse call, infant abduction, signage, network Leveraged existing customer relationships to add Security service agreement to existing chiller service agreement for municipal government facilities Provided low voltage technology package, energy management and HVAC equipment for new NBA arena Examples: Healthcare Local Government Arena Cross Sell Opportunity There are different purchase influencers representing building owners’ interests during each phase:

York Integration Experience Drives Confidence In Cross-Selling Opportunity

Combined Company Able To Leverage Connectivity & Drive Synergies For A “Smarter” Customer Offering Serving The Connected World Simplify Value Add “Best-in-Class”

Creating ~$1 Of Earnings Per Share Over The Next 3 Years

Productivity Plus Deal Synergies = $1B+ Opportunity

Johnson Controls Productivity ~$300M* + **Tyco Productivity ~$100M*** + **Deal Synergies ~$650M*** = **~$1B+**

Johnson Controls Productivity ~$300M*:
- Manufacturing/ Engineering
- Procurement
- Marketing & Sales
- Functional Excellence

Tyco Productivity ~$100M*:
- Procurement
- Branch Network
- Functional Excellence

Deal Synergies ~$650M*:
- Operational
- Tax

Significant Value Creation Within Our Control

*Year 3 run rate synergies / productivity are estimates of future amounts

22

Elements Of Our Cost Synergy & Productivity Plans ~$400 Million (45% of Total Net Savings) Consolidate ~$275 Million (30% of Total Net Savings) Enhance Savings Area Savings $ G&A Procurement Generating ~$900 Million Net Operational Savings ~$225 Million (25% of Total Net Savings) Integrate Field

Consolidate: Leverage Combined Structure ~$2 Billion Cost Base Areas of Savings: Public Company Costs Functional Excellence Duplicative Spend HR Finance Legal IT Other G&A ~$400M Net Savings

Enhance: Savings Through Scale And Best Practices FY16 ~$12B ~25% ~45% ~30% Direct Indirect Field ~$275 Million Net Savings Procurement Spend

Integrate: Drive Savings In Manufacturing, Engineering And Business Unit Integration Type of Costs ~$8 Billion Cost Base Manufacturing Engineering Commercial Operations Branch Overhead What Drives Savings? Lean Six Sigma Branch Consolidation Duplicative Spend ~$225 Million Net Savings

A Proven History Of Operational Execution…

Tyco Adjusted Segment Margin*


12.1%
13.0%
13.9%
14.4%
FY12
Normalized
FY13
FY14
FY15

- **230bps segment margin expansion over 3 year period**
  - ~20% segment income growth
- **Segment margin expansion primarily driven from restructuring and productivity benefits**
  - Procurement
  - Branch Network Optimization
  - Functional Transformation

JCI (WholeCo) Adjusted Segment Margin*


6.1%
6.4%
7.4%
8.6%
FY12
FY13
FY14
FY15

- **250bps of segment margin expansion over 3 year period**
  - ~44% adjusted segment income growth
  - Segment margin expansion aided by significant restructuring and operational efficiencies
  - Leading manufacturing capabilities
  - JCOS-driven improved processes
- **Proven ability to integrate over many significant M&A transactions**

…Driving Transformation And Building Strong Fundamentals

* Segment operating margin before special items is a non-GAAP measure. See appendix for reconciliation.

Johnson Controls tyco
27

Compelling Combination With Significant Value Creation Global leader in Building Automation, Controls, Fire, Security, HVAC Equipment and Energy Storage Systems Strong balance sheet with balanced capital allocation Diversified exposure across the business cycle with significant service and aftermarket revenue $1 billion+ in initiatives within our control creating ~$1 of earnings per share over the next 3 years Combined company well positioned to drive earnings growth

Appendix

JCI + Tyco Proforma Share Reconciliation (Approximation) (in millions, except stock split ratio) Tyco diluted shares 430 Reverse stock split x 0.955 Tyco post-stock split diluted shares 411 A JCI diluted shares 653 Less: expected share repurchase ($500M) (13) Less: $3.9B cash to JCI shareholders (111) Adjusted JCI diluted shares 529 B Total combined company diluted shares 940 A+B

Transaction Highlights Name & Relative Ownership Johnson Controls and Tyco to combine under the existing Tyco entity and the combined company will be called Johnson Controls plc Johnson Controls shareholders will own ~56% of the combined company shares (plus receive ~$3.9bn cash consideration in the merger) and Tyco will own ~44% of the combined company shares Shareholder Consideration Tyco will effect a reverse stock split so that Tyco shareholders will receive a fixed exchange ratio of 0.9550 shares of the combined company for each of their existing Tyco shares Johnson Controls shareholders receive 1 share of the combined company for each Johnson Controls share, or may elect to receive cash equal to $34.88 per share (volume weighted 5-day average share price as of signing) for some or all of their Johnson Controls shares Subject to proration so that ~$3.9bn aggregate cash is paid to Johnson Controls shareholders in merger Shares to remain NYSE listed and traded under the “JCI” ticker Headquarters Global headquarters: Cork, Ireland North America operations: Milwaukee, Wisconsin Board of Directors 6 directors from Johnson Controls, 5 directors from Tyco Includes Alex Molinaroli and George Oliver Leadership Johnson Controls’s Chairman and CEO will serve as Chairman and CEO of the combined company for 18 months and then become Executive Chairman for 12 months Tyco’s CEO will serve as President and Chief Operating Officer for 18 months and then become CEO for 12 months, and then succeed to Chairman and CEO Closing Expected October 1, 2016, subject to customary closing conditions, including Johnson Controls and Tyco shareholder approvals and regulatory approvals Planned Adient spin-off to occur post merger, expected October 31, 2016

What Each Shareholder Receives Johnson Controls Shareholder Pro Forma Transaction Today 1 Tyco share Effect reverse stock split 0.9550 combined company share 1 Johnson Controls share Cash / stock election $3.9B aggregate cash consideration 1 combined company share –or-- $34.88 cash / share (subject to proration)

Non-GAAP Reconciliation: Tyco Segment Operating Margin FY12 – FY15 FY12 FY13 FY14 FY15 FY12 FY13 FY14 FY15 Revenue Revenue Revenue Revenue Revenue (GAAP) $9,875 $10,058 $10,332 $9,902 Segment Segment Segment Segment Operating Operating Operating Operating Income Margin Income Margin Income Margin Income Margin Segment Operating Income (GAAP) $1,167 11.8% $1,143 11.4% $1,376 13.3% $1,376 13.9% Separation costs included in SG&A 5 49 51 2 (Gains) / losses on divestitures, net included in SG&A 7 15 1 31 Acquisition / integration costs 9 4 3 5 - Environmental remediation 17 100 Legacy legal items 29 1 Amortization of inventory step-up 4 Amortization of acquired backlog 2 Loss on sale of investment 7 Total Before Special Items $1,234 12.5% $1,311 13.0% $1,438 13.9% $1,421 14.4% Anticipated dis-synergies in NA IS&S segment (35) Normalized $1,199 12.1%

Non-GAAP Reconciliation: Johnson Controls Segment Operating Margin FY12 – FY15 FY12 FY13 FY14 FY15 Revenue Revenue Revenue Revenue Revenue (GAAP) $36,310 $37,145 $38,749 $37,179 Segment Segment Segment Segment Income Margin Income Margin Income Margin Income Margin Segment Income (GAAP) $2,227 6.1% $2,511 6.8% $2,721 7.0% $3,258 8.8% Transaction / Integration / Separation Costs - 39 91 (Gains) / losses on divestitures, included in SG&A (35) (60) 95 (145) Pension Settlement (69) 15 Restructuring & Impairment 33 - Segment Income (Non-GAAP) $2,225 6.1% $2,382 6.4% $2,870 7.4% $3,204 8.6% FY12 FY13 FY14 FY15